Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

December 15, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Bryan Hough, Staff Attorney

Washington, D.C. 20549

RE:	Heyu Leisure Holidays Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed November 9, 2016
File No. 333-201986

Dear Mr. Hough:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 6 to Registration Statement on Form S-1 for Heyu Leisure Holidays Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in oral comments communicated on December 7, 2016 (the “Oral Comment”) in response to the filing of the Amendment No. 5 to Registration Statement on Form S-1 in November 2016. The comments and our responses below are sequentially numbered and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

1. Please revise the Company’s disclosures in accordance with Article 8-08 of Regulation S-X (Age of financial statements).

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to comply with Article 8-08 of Regulation SX.

In summary of the foregoing response to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.
Cassidy & Associates

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